Exhibit 99.1

CONTACT: Nelson F. Isabel

Vice-President, Investor Relations and

Corporate Communications

 (905) 286-3000

For Immediate Release:

BIOVAIL ANNOUNCES MAILING AND FILING OF

MANAGEMENT PROXY CIRCULAR

Shareholders Urged to Complete the BLUE Form of Proxy

in Favour of Biovail’s Board Nominees

Toronto, Canada, May 16, 2008 – Biovail Corporation (NYSE,TSX: BVF) today announced that it has mailed to shareholders its Notice of Meeting, Management Proxy Circular and Form of Proxy in connection with the Company’s Annual Meeting of Shareholders to be held on June 25, 2008. The Management Proxy Circular has been filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov) and is available on Biovail’s website (www.biovail.com).

The Management Proxy Circular outlines the steps the Company has taken to enhance long-term shareholder value and provides compelling reasons for Biovail shareholders to vote for the Company’s nominees to the Board of Directors, using the BLUE form of proxy that accompanies the Management Proxy Circular.

Biovail’s slate of directors includes five new, independent nominees with diverse expertise relevant to Biovail’s future direction as well as experience that will complement the skill sets of the Company’s five continuing directors. This Board of Directors will be well positioned to implement Biovail’s recently announced new strategic focus. The names of the Company’s nominees for the Board of Directors are on the BLUE form of proxy that accompanies the Management Proxy Circular.

“Under the leadership of the Board of Directors, Biovail has taken decisive actions to strengthen our corporate structure, augment the composition and experience of the Board and implement new strategies to enhance value for all shareholders,” said Dr. Douglas Squires, Chairman of the Board. “We urge shareholders to support our nominees who will fairly represent and act in the best interests of all Biovail shareholders.”

Biovail’s Board of Directors has taken decisive action to lead positive change for shareholders, including the recent appointment of Bill Wells as Chief Executive Officer. Mr. Wells will lead the implementation of the new strategic focus designed to achieve sustainable growth for the Company and enhance value for all Biovail shareholders. Mr. Wells is an experienced leader with a strong focus on operational management. He has an impressive track record of success in multiple complex industries and the Board believes this experience, coupled with his strong financial background, will have a positive and lasting impact on Biovail. The Company also continues to benefit from the extensive pharmaceutical experience of its Chairman, Dr. Squires.

Biovail’s nominees to the Board will provide Biovail with an experienced, highly qualified and independent Board of Directors. Biovail’s slate of nominees represents a new direction for the Company following Eugene Melnyk’s departure from the Board of Biovail Corporation in June 2007 and his departure from his director and officer roles at the Company’s principal operating subsidiary in February 2008.

Biovail urges all shareholders to vote their BLUE form of proxy in favour of the election of Biovail’s slate of director nominees. Shareholders with any questions or requiring assistance in completing their BLUE form of proxy, are asked to contact Biovail’s proxy solicitation agent, Georgeson, North American toll-free at 1-866-676-3028. Your vote is extremely important.

Shareholders are reminded that Biovail is at a crucial stage in its efforts to enhance shareholder value and that every vote is important to support its new direction.

Accompanying the meeting materials is a letter to all shareholders from Dr. Squires and Mr. Wells. The text of the letter is below:

May 9, 2008

Dear Fellow Shareholder of Biovail Corporation,

Your company has set a new direction and is poised to deliver increased shareholder value. In the past year, we have:

•                  Completed a review of a full range of strategic alternatives which concluded that the best way to enhance shareholder value is for Biovail to continue as an independent, publicly traded company that can build on its financial strength and core operating capabilities;

•                  Established a New Strategic Focus that repositions Biovail in a changing industry and is designed to make it a more efficient, more focused and more profitable company in the next few years and deliver value for the long term;

•                  Appointed an experienced and disciplined new Chief Executive Officer to implement the New Strategic Focus;

•                  Made significant progress in eliminating legacy litigation including civil, criminal and regulatory investigations and proceedings that relate to the period when Mr. Melnyk was Chairman and Chief Executive Officer and that to date have cost the Company over $230 million (approximately $150 million net of insurance coverage);

•                  Nominated five new directors who bring pharmaceutical and financial expertise, as well as proven business judgment, to your Board. Their fresh perspective, combined with the continuity provided by the five directors standing for re-election, creates a strong Board with the capability and the commitment to represent the interests of all Biovail shareholders; and

•                  Paid approximately $380 million of dividends to shareholders since January 1, 2007, re-affirmed our commitment to maintaining the Company’s existing dividend policy and authorized a normal course issuer bid for purchases of up to 14 million common shares of the Company designed to further return capital to shareholders.

Details about each of these achievements can be found in the enclosed Management Proxy Circular, which we recommend you review now so you can be fully informed before voting.

You have the opportunity to support Biovail’s new direction by voting the enclosed BLUE proxy in favour of our Board nominees at the Company’s Annual Meeting of Shareholders to be held on Wednesday, June 25, 2008, at 10:00 a.m. at Grand Banking Hall, 1 King Street West, Toronto. We hope you can attend in person but, if that is not possible, you can vote by completing and submitting your BLUE proxy as described in the instructions on the proxy form. The process is simple, but completed BLUE proxies must be received by 10:00 a.m. on June 23, 2008.

Currently there are no unusual matters to be considered at this Annual Meeting. However, you may be aware that Eugene Melnyk has indicated his intention to nominate a slate of dissident directors acceptable to him. Mr. Melnyk is a significant shareholder and is the Company’s former Chairman and CEO. He served as President and a director of the Company’s principal operating subsidiary until February 25, 2008. During the period Mr. Melnyk was Chairman and CEO, the Company became the focus of numerous civil, criminal and regulatory investigations and proceedings which are described in our Circular.

While he has announced his intentions to attempt to install his own Board and has publicized some unfounded or ill-considered complaints about the Company, to date Mr. Melnyk has not identified who his directors would be or provided any information about the strategic direction he would intend for Biovail.

As part of a settlement with securities regulators related to an investigation into suspicious trading in the common shares of Biovail by Mr. Melnyk and entities associated with Mr. Melnyk, Mr. Melnyk agreed not to serve as a director of Biovail until June 30, 2008. Should Mr. Melnyk follow through on his stated intention and succeed in installing a dissident slate of directors, it would be possible for this slate of directors to appoint him to the Board five days after the Company’s Annual Meeting.

If Mr. Melnyk does act and nominates dissident directors, Biovail shareholders will be faced with a crucial choice:

•                  A return to a Melnyk-influenced company with all that entails, or

•                  A new way forward with a new, independent and experienced Board, a new strategy driven by a proven business leader, and good prospects for sustainable long-term value for all shareholders.

We urge you to vote your BLUE proxy — now — in favour of the election of the slate of director nominees set out in our accompanying Circular.

Your vote will determine the direction of Biovail.

Yours sincerely,

/s/ Dr. Douglas J.P Squires

Dr. Douglas J.P Squires
Chairman of the Board

/s/ William M. Wells

William M. Wells
Chief Executive Officer]

Caution Regarding Forward-Looking Information and “Safe Harbor” Statement

To the extent any statements made in this release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information under applicable Canadian provincial securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, our objectives, goals, targets, strategies, intentions, plans, beliefs, estimates, outlook and guidance, including, without limitation, statements concerning the Company’s ability to implement and effectively execute its new strategic focus, the anticipated impact of the Company’s new strategic focus, the abilities and anticipated impact of Biovail’s nominees to the Board of Directors and of members of the Company’s leadership team, the Company’s intentions regarding its dividend policy, the Company’s intention to commence a normal course issuer bid and to repurchase its shares, the ability of the Company to resolve civil, regulatory and criminal matters and the expected impact of the resolution of these matters, and can generally be identified by the use of words such as “targets”, “guidance”, “believe,” “anticipate,” “expect,” “intend,” “plan,” “will,” “may” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

Although Biovail believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions regarding the election of Biovail’s slate of directors at our upcoming shareholders meeting, the efficiency of our infrastructure and cost rationalization, prescription trends, pricing and reimbursement in the therapeutic areas of focus we select, the competitive landscape in the markets in which we compete, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: the difficulty of predicting U.S. Food and Drug Administration, Canadian Therapeutic Products Directorate and European regulatory approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, availability of raw materials and finished products, the regulatory environment, tax rate assumptions, the outcome of legal proceedings and settlements thereto, fluctuations in operating results, the availability of capital and satisfaction of applicable laws for dividend payments, the market liquidity of our common shares and our satisfaction of applicable laws relating to the acquisition of our common shares, the anticipated proxy contest in connection with the election of the board of directors at our upcoming shareholders meeting and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission and the Ontario Securities Commission, as well as the Company’s ability to anticipate and manage the risks associated with the foregoing. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this news release, as well as under the heading “Risk Factors” contained in Item 3(D) of Biovail’s most recent Annual Report on Form 20-F.

The Company cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on Biovail’s forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Biovail undertakes no obligation to update or revise any forward-looking statement.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture and commercialization of pharmaceutical products utilizing advanced drug-delivery technologies. For more information about Biovail, visit the Company’s Web site at www.biovail.com.

For further information, please contact Nelson F. Isabel at 905-286-3000 or send inquiries to ir@biovail.com.